UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cheetah Mobile Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.000025 per share

(Title of Class of Securities)

163075104**

(CUSIP Number)

May 26, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number applies to American depositary shares, each representing ten Class A ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.163075104

1. Names of Reporting Persons. J&P (China) Capital Management Co., Ltd.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 16,415,700 (1)
6. Shared Voting Power 0
7. Sole Dispositive Power 16,415,700(1)
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 16,415,700 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 3.84% (2)
12. Type of Reporting Person OO

(1)	The Reporting Person owned 1,641,570 American depositary shares, each representing 10 Class A ordinary shares, as of May 26, 2017.
(2)	Based upon 427,409,742 Class A ordinary shares outstanding as of March 31, 2017, as disclosed in the annual report on Form 6K filed by the Issuer with the Securities and Exchange Commission on Mayl 24, 2017.

ITEM 1(a). Name of Issuer:

Cheetah Mobile Inc. (the “Issuer”)

ITEM 1(b). Address of Issuer's Principal Executive Offices:

12/F, Fosun International Center Tower

No. 237 Chaoyang North Road

Chaoyang District, Beijing 100022

The People’s Republic of China

ITEM 2(a). Name of Person Filing:

J&P (China) Capital Management Co., Ltd. (the “Reporting Person”)

ITEM 2(b). Address of Principal Business Office, or if None, Residence:

The principal business office of the reporting person is 12/F., San Toi Building, 137-139 Connaught Road Central, Hong Kong, F4 999077.

ITEM 2(c). Citizenship:

See item 4 on the cover page hereto.

ITEM 2(d). Title of Class of Securities:

Class A ordinary shares, par value US$0.000025 per share (the “Ordinary Shares”)

ITEM 2(e). CUSIP Number:

163075104**

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______.

**This CUSIP number applies to American depositary shares, each representing ten Class A ordinary shares of the Issuer.

ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See item 9 on the cover page hereto.

(b) Percent of class: See item 11 on the cover page hereto.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See item 5 on the cover page hereto.

(ii) Shared power to vote or to direct the vote: See item 6 on the cover page hereto.

(iii) Sole power to dispose or to direct the disposition of: See item 7 on the cover page hereto.

(iv) Shared power to dispose or to direct the disposition of: See item 8 on the cover page hereto.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

J&P (CHINA) CAPITAL MANAGEMENT CO., LTD.
Date:May 26, 2017
By: /s/ Yao Qi
Name: Yao Qi
Title: Authorized Signatory